UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2005
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Central Maine Power Company
   Employee Savings and Investment Plan for Union Employees
83 Edison Drive
Augusta, Maine 04336

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Central Maine Power Company Employee Savings and Investment Plan for Union Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2005 and 2004 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Central Maine Power Company Employee Savings and Investment Plan for Union Employees has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

Central Maine Power Company Employee Savings
and Investment Plan for Union Employees

Date: June 29, 2006	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2006	By /s/R. Scott Mahoney R. Scott Mahoney Committee Member
Date: June 29, 2006	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2006	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

CENTRAL MAINE POWER COMPANY
EMPLOYEE SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Central Maine Power Company
Employee Savings and Investment Plan For Union Employees
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Central Maine Power Company
   Employee Savings and Investment Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 23, 2006

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets:
Investments:
Registered Investment Companies	$ 38,199,320	$ 36,662,240
Stable Value Fund	6,707,573	6,944,436
Energy East Corporation Stock Fund	5,397,911	5,798,451
Participant loans	1,249,546	1,211,790

	51,554,350	50,616,917

Receivables:
Contributions Receivable	72,328	71,263

	72,328	71,263

Net Assets available for benefits	$ 51,626,678	$ 50,688,180

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Additions:
Investment income:
Net appreciation in fair value of investments	$ 723,863	$ 4,097,791
Interest and dividends	1,320,845	798,015

	2,044,708	4,895,806

Contributions:
Participant	2,507,363	2,261,482
Employer	828,226	791,014
Contributions Receivable - Employers	257	16,170
Contributions Receivable - Employees	808	55,093
Transfer from other qualified plans	-	34,070

	3,336,654	3,157,829

Total additions	5,381,362	8,053,635

Deductions:
Benefits paid to participants	4,385,070	2,637,734
Transfer to other qualified plans	57,794	-

Total deductions	4,442,864	2,637,734

Net increase	938,498	5,415,901
Net assets available for benefits: Beginning of year	50,688,180	45,272,279

End of year	$ 51,626,678	$ 50,688,180

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN

The following description of the Central Maine Power Company (Company) Employee Savings and Investment Plan for Union Employees (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company on November 15, 1984, and became effective January 1, 1985, under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering union employees of the Company, as well as union employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Each employee of the Company or an affiliated employer who is in a unit of employees covered by a collective bargaining agreement is eligible to join the Plan after completing one year of service during which the employee has worked at least 1,000 hours.

Contributions

Each participant elects a salary reduction percentage to be contributed to the Plan. Participants may elect to make contributions in amounts equal to 2% to 50% (in multiples of 1%) of their base compensation to the Plan through salary reduction agreements. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increased by $1,000 a year reaching a maximum of $5,000 in 2006. Participants can direct the investment of their contributions into various investment options offered by the Plan.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

For employees that were hired prior to May 1, 2000, the Company contributes to the Plan an amount equal to 60% of the first 5% of the salary reduction plus 50% of the next 2% for

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

a possible total match of 4% on a 7% salary reduction amount, provided, however, that the total contribution that the Company is obligated to make for any year does not exceed the maximum amount deductible from the Company's gross income under applicable provisions of the Code. Effective January 1, 2001, the Company contributes to the Plan on behalf of each participant hired on or after May 1, 2000, a matching contribution in an amount equal to 100% of each participant's contribution up to 4% of compensation. The Company's matching contribution is made simultaneously with the payroll cycle and is solely to the Energy East Corporation Stock Fund (see note 4).

The Energy East Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

Benefit Payments

On termination of service a participant may elect either a lump sum amount equal to the value of the interest in the participant's account, or installments over a period permissible under the Code. Distributions made from the funds occur as a result of termination of employment, death, retirement or permanent disability no later than 60 days after the end of the Plan year, unless under certain circumstances participants elect otherwise.

A participant may elect to make a regular withdrawal of up to 100% of the value of the participant's contributions and earnings thereon under certain conditions. Only one regular withdrawal may be made in one year. The minimum withdrawal was increased to $1000 effective May 1, 2000.

Other withdrawals with respect to contributions made subsequent to July 1, 1985, may be made only for reasons of hardship. With the consent of the Company's Savings and Investment Plan Committee for Union Employees, a participant may elect to make a hardship withdrawal, as determined in accordance with the Plan provisions, of up to 100% of the participant's account.

Vesting

Participants are 100% vested in their account balances. Each participant's account consists of the participant's contributions and any rollover money, the matching Company contribution and any net earnings thereon.

Participant Loans

Participants may, in general, borrow in the aggregate not more than 50% of their account balances, subject to a minimum loan of $1,000 and a maximum loan of $50,000. Loan interest rates are set by the Committee in accordance with prevailing rates charged by local banks. The interest rate on loans outstanding at year end was from 6.25% to 8.00% for 2005 and 6.25% to 7.25% for 2004. The maximum term of the loans is generally five years, or longer for loans to acquire a principal residence, with borrowed funds being repaid through payroll deductions.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN  (Continued)

Participant Loans (Continued)

If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at contract value. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan subject to the Company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses, and second, for distribution to participants based upon the balances in their individual accounts.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2005 and 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:

	2005	2004

Energy East Corporation Stock	$ 5,397,911	$ 5,798,451
J. P. Morgan Stable Value Fund	6,707,573	6,944,436
T. Rowe Price Small Cap Value Fund	3,495,925	3,742,401
Vanguard Institutional Index Fund	16,069,944	21,685,282
T. Rowe Price Retirement 2010 Fund	3,099,210	-
T. Rowe Price Retirement 2015 Fund	3,164,353	-
T. Rowe Price Retirement 2020 Fund	2,743,189	-

The plan has a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate (adjusted quarterly, not below 0%; 5.4% at December 31, 2005). Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2005 was 4.82%. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit responsive as defined in SOP 94-4. The investment is carried at contract value as reported by JPM. The fair value of the investment is not materially different from its contract value at December 31, 2005.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2005 and 2004 as follows:

	2005	2004

Registered Investment Companies	$ 1,309,591	$ 2,500,501
Stable Value Fund	314,686	733,182
Energy East Corporation Stock Fund	(900,414)	864,108

	$ 723,863	$ 4,097,791

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2005 and 2004

4.   NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets at December 31, 2005 and the significant components of the changes in net assets for the year ended December 31, 2005, relating to the nonparticipant-directed investments is as follows:

2005

Net Assets:
Energy East Corporation Stock Fund - nonparticipant-directed investments	$ 3,956,170
Changes in Net Assets:
Net appreciation (depreciation) in fair value	(652,517)
Interest and dividends	177,973
Employer matching contributions	828,226
Benefits paid to participants	(227,989)
Net Transfers	(619,174)
Net Loan Transactions	92,418

$ (401,063)

5.   INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company sponsor by letter dated February 21, 2001, that the Plan is qualified and the related trust established under the Plan is tax-exempt, under the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which were managed by Putnam Fiduciary Trust Company (Putnam) through December 30, 2004 and T. Rowe Price Retirement Plan Services (T. Rowe Price) as of December 31, 2004. Putnam was the trustee as defined by the Plan through December 31, 2004 and T. Rowe Price became the trustee as defined by the Plan effective December 31, 2004. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Corporation Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7. ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 6,492,438
*	JPMCB Liquidity Fund	Commingled Fund	119,399
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	31,912
	UBS AG	Fully benefit responsive wrapper contract	31,912
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	31,912

	Subtotal Stable Value Fund		6,707,573
	Pimco Total Return Fund	Registered Investment Company	$ 1,469,645
	Domini Social Equity Class R	Registered Investment Company	50,219
*	T. Rowe Price Equity Income Fund	Registered Investment Company	1,173,678
	Fidelity Diversified International Fund	Registered Investment Company	1,777,070
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	661,174
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	50,289
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	193,255
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	3,099,210
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	3,164,353
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	2,743,189
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	1,771,109
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	943,666
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	467,315
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	455,818
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	3,495,925
*	Vanguard Explorer	Registered Investment Company	613,461
	Vanguard Institutional Index Fund	Registered Investment Company	16,069,944
*	Energy East Corporation Stock	Energy East Stock Fund	5,397,911
*	Loan Fund	Participant Loans (6.25% to 8.00%)	1,249,546

	Total assets held at end of year		$ 51,554,350

*	Party-in-interest